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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                               AMENDMENT NO. 4 TO
                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
           UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

                             -----------------------

                      INTERNATIONAL SPECIALTY PRODUCTS INC.
                              (NAME OF THE ISSUER)
                      INTERNATIONAL SPECIALTY PRODUCTS INC.
                                SAMUEL J. HEYMAN
                 INTERNATIONAL SPECIALTY PRODUCTS HOLDINGS INC.
                       (NAME OF PERSONS FILING STATEMENT)
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                    460337108

                      (CUSIP Number of Class of Securities)

                             -----------------------

                            RICHARD A. WEINBERG, ESQ.
                        C/O ISP MANAGEMENT COMPANY, INC.
                                 1361 ALPS ROAD
                             WAYNE, NEW JERSEY 07470
                            TELEPHONE (973) 628-4000

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE
        NOTICE AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

         This statement is filed in connection with (check the appropriate box):

         a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
         b. [ ] The filing of a registration statement under the Securities Act of 1933.
         c. [ ] A tender offer.
         d. [ ] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

         Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

               ----------------------              ----------------------
               Transaction Valuation*              Amount of Filing Fee**
               ----------------------              ----------------------
                    $134,360,564                           $26,873
               ----------------------              ----------------------

 * The transaction valuation was based upon the sum of (i) the product of 12,810,336 shares of Common Stock, par value $0.01 per share, of International Specialty Products Inc., a Delaware corporation, at a price of $10.30 per share in cash and (ii) a cash-out of 1,700,156 shares of Common Stock covered by outstanding options at a cost of $2,414,103.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50th of 1% of the transaction valuation.

[X]  Check the box if any part of the fee is offset as provided by Rule 0-11(a)
     (2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                $26,873                Filing Party: International Specialty Products
Inc. Form or Registration No.:         Schedule l4A           Date Filed: November 27, 2002

                                  INTRODUCTION

         This Amendment No. 4 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) International Specialty Products Inc., a Delaware corporation ("ISP"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, (ii) Samuel J. Heyman, a natural person and beneficial owner of approximately 81% of ISP's common stock ("Mr. Heyman") and (iii) International Specialty Products Holdings Inc., a Delaware Corporation ("ISPH"), in connection with the merger of ISPH with and into ISP (the "Merger"), with ISP as the surviving corporation. As a result of the proposed Merger, (i) ISP will cease to be a publicly held company and will become a private corporation, all the stock of which will be beneficially owned by Mr. Heyman and (ii) each issued and outstanding share of ISP common stock will be converted into the right to receive $10.30 in cash, except shares beneficially owned by Mr. Heyman or by any holder who properly demands appraisal rights under the General Corporation Law of the State of Delaware will be cancelled. Notwithstanding this arrangement, shares owned by a qualified charitable organization, will be entitled to receive $10.30 in cash.

         Concurrently with the filing of this Schedule l3E-3, ISP is filing a definitive proxy statement (the "Proxy Statement") pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to which the ISP board of directors is soliciting proxies from stockholders of ISP in connection with the Merger. The information in the Proxy Statement, including all annexes and exhibits thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes and exhibits thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

ITEM 1.                   SUMMARY TERM SHEET

Regulation M-A

                          The information set forth in the Proxy Statement under the caption "Summary Term Item 1001 Sheet" is incorporated herein by reference.

ITEM 2.                   SUBJECT COMPANY INFORMATION

Regulation M-A
Item 1002

              (a) NAME AND ADDRESS. The information set forth in the Proxy Statement under the caption "Summary Term Sheet
                          - Information About ISP, Mr. Heyman and ISPH" is incorporated herein by reference.

              (b) SECURITIES. The information set forth in the Proxy Statement under the captions "Summary Term Sheet - The Special Meeting" and "The Special Meeting-Record Date" is incorporated herein by reference.

              (c) TRADING MARKET AND PRICE. The information set forth in the Proxy Statement under the caption "Summary Term Sheet - Trading Market and Price; Dividends" is incorporated herein by reference.

              (d) DIVIDENDS. The information set forth in the Proxy Statement under the caption "Summary Term Sheet - Trading Marking and Price; Dividends" is incorporated herein by reference.

              (e)-(f) PRIOR PUBLIC OFFERINGS; PRIOR STOCK PURCHASES. The information set forth in the Proxy Statement under the caption "Other Matters - Transactions in Capital Stock by Certain Persons" is incorporated herein by reference.

ITEM 3.                   IDENTITY AND BACKGROUND OF THE FILING PERSON

Regulation M-A
Item 1003

              (a)-(c) NAME AND ADDRESS; BUSINESS AND BACKGROUND OF ENTITIES; BUSINESS AND BACKGROUND OF NATURAL PERSONS. The information set forth in the Proxy Statement under the captions "Summary Term Sheet -Information About ISP, Mr. Heyman and ISPH" and "Special Factors - Background of the Merger" is incorporated herein by reference. During the last five years, none of the filing persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violations of such laws.

                          DIRECTORS AND EXECUTIVE OFFICERS OF ISP. The table below sets forth for each of the directors and executive officers of ISP their respective present principal occupation or employment, the name and principal business of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. Each person identified below is a United States citizen, unless otherwise noted. Unless indicated otherwise, each person's principal address is c/o ISP, 1361 Alps Road, Wayne, New Jersey 07470.

                                                            PRESENT PRINCIPAL OCCUPATION
                                                            OR EMPLOYMENT AND MATERIAL
                                                            POSITIONS HELD DURING THE PAST
                          NAME                              FIVE YEARS
                          --------------------------        ----------------------------------------------
                          Samuel J. Heyman                  Mr. Heyman has been a director and Chairman of
                                                            the Board of ISP since its formation and
                                                            Chairman of the Board and director of one of
                                                            its subsidiaries since December 2001. He was
                                                            Chief Executive Officer of ISP and some of its
                                                            subsidiaries from their formation to June 1999.
                                                            Mr. Heyman also has been a director of G-I
                                                            Holdings Inc. for more than five years and was
                                                            President and Chief Executive Officer of G-I
                                                            Holdings and some of its subsidiaries for more
                                                            than five years until September 2000. In
                                                            January 2001, G-I Holdings filed a voluntary
                                                            petition for reorganization under Chapter 11 of
                                                            the U.S. Bankruptcy Code due to its
                                                            asbestos-related claims. Mr. Heyman was a
                                                            director and Chairman of the Board of Building
                                                            Materials Corporation of America ("BMCA") from
                                                            its formation to September 2000 and served as
                                                            Chief Executive Officer of BMCA and some of its
                                                            subsidiaries from June 1999 to September 2000
                                                            and from June 1996 to January 1999. He is also
                                                            the Chief Executive Officer, Manager and
                                                            General Partner of a number of closely held
                                                            real estate development companies and
                                                            partnerships whose investments include
                                                            commercial real estate and a

                                                            portfolio of publicly traded securities. Mr.
                                                            Heyman has served as a director of Hercules
                                                            Incorporated, a global manufacturer and
                                                            marketer of specialty chemicals, since May
                                                            2001.

                          Sunil Kumar                       Mr. Kumar has been a director, President and
                                                            Chief Executive Officer of ISP since June 1999
                                                            and a director, President and Chief Executive
                                                            Officer of some of its subsidiaries since June
                                                            2001 and June 1999, respectively. Mr. Kumar was
                                                            a director, President and Chief Executive
                                                            Officer of BMCA and some of its subsidiaries
                                                            from May 1995, July 1996 and January 1999,
                                                            respectively, to June 1999. He also was Chief
                                                            Operating Officer of BMCA and some of its
                                                            subsidiaries from March 1996 to January 1999.
                                                            He also was a director and Vice-Chairman of the
                                                            Board of G-I Holdings from January 1999 to June
                                                            1999. In January 2001, G-I Holdings filed a
                                                            voluntary petition for reorganization under
                                                            Chapter 11 of the U.S. Bankruptcy Code due to
                                                            its asbestos-related claims. Mr. Kumar has
                                                            served as a director of Hercules Incorporated,
                                                            a global manufacturer and marketer of specialty
                                                            chemicals, since May 2001.

                          Robert Englander                  Mr. Englander has been a director of ISP since
                                                            April 2001. He has been the Chairman of the
                                                            Board and Chief Executive Officer of Belvoir
                                                            Publications, a publisher of magazines, books
                                                            and newsletters, since February 1973. Belvoir
                                                            Publications has a business address of 970 Park
                                                            Avenue, Penthouse North, New York, New York
                                                            10028.

                          Sanford Kaplan                    Mr. Kaplan has been a director of ISP since
                                                            November 1992. He has been a private investor
                                                            and consultant since 1977 with a business
                                                            address of 10128 Empyrean Way, #303, Los
                                                            Angeles, California 90067.

                          Burt Manning                      Mr. Manning has been a director of ISP since
                                                            November 1992. He has been President of
                                                            Brookbound, Inc., a strategic consulting
                                                            company since December 1997. He was Chairman of
                                                            J. Walter Thompson Company, a multinational
                                                            advertising company, from July 1987 to December
                                                            1997 and has served as Chairman Emeritus of
                                                            such company since January 1998. Mr. Manning
                                                            has been a director of Friendly Ice Cream
                                                            Corporation since November 1997 with a business
                                                            address of 655 Park Avenue, Apartment 8E, New
                                                            York, New York 10021.

                          Alan M. Meckler                   Mr. Meckler has been a director of ISP since
                                                            April 2001. He has been the Chairman and Chief
                                                            Executive Officer of Jupitermedia Group, Inc.,
                                                            a provider of global real-time news and
                                                            information resources for the internet
                                                            industry, since December 1998. He was Chairman
                                                            and Chief Executive Officer of Mecklermedia
                                                            Corp., a provider of internet information, from
                                                            June 1971 to November 1998. Jupitermedia Group
                                                            has a business address of 23 Old Kings Highway
                                                            South, Darien, Connecticut 06820.

                          Richard A. Weinberg               Mr. Weinberg has been the Executive Vice
                                                            President, General Counsel and Secretary of ISP
                                                            and its subsidiaries since May 1998 and was
                                                            Senior Vice President, General Counsel and
                                                            Secretary of ISP and its subsidiaries from May
                                                            1996 to May 1998. He has also been serving as a
                                                            director of various ISP subsidiaries since
                                                            February 2002, December 2001 and May 1996. Mr.
                                                            Weinberg has been President, Chief Executive
                                                            Officer, General Counsel and Secretary of G-I
                                                            Holdings since September 2000 and was Executive
                                                            Vice President, General Counsel and Secretary
                                                            of G-I Holdings from May 1998 to September
                                                            2000. He also was Senior Vice President,
                                                            General Counsel and Secretary of these
                                                            corporations from May 1996 to May 1998. Mr.
                                                            Weinberg has served as a director of G-I
                                                            Holdings since May 1996. In January 2001, G-I
                                                            Holdings filed a voluntary petition for
                                                            reorganization under Chapter 11 of the U.S.
                                                            Bankruptcy Code due to its asbestos-related
                                                            claims. Mr. Weinberg also has been Executive
                                                            Vice President, General Counsel and Secretary
                                                            of BMCA and its subsidiaries since May 1998,
                                                            and was Senior Vice President, General Counsel
                                                            and Secretary of BMCA and its subsidiaries from
                                                            May 1996 to May 1998.

                          Susan B. Yoss                     Ms. Yoss has been the Executive Vice
                                                            President-- Finance and Treasurer of ISP and
                                                            most of its subsidiaries since September 2000.
                                                            She was Senior Vice President and Treasurer of
                                                            ISP and most of its subsidiaries from July 1999
                                                            to September 2000 and was Vice President and
                                                            Treasurer of ISP and most of its subsidiaries
                                                            from February 1998 to June 1999. She also has
                                                            been Senior Vice President of BMCA and its
                                                            subsidiaries since August 2001, was Senior Vice
                                                            President and Treasurer of the same companies
                                                            from July 1999 to August 2001 and was Vice
                                                            President and Treasurer of the same companies
                                                            from February 1998 to July 1999. Ms. Yoss also
                                                            has served as Senior Vice President, Chief

                                                            Financial Officer and Treasurer of G-I Holdings
                                                            since July 1999. In January 2001, G-I Holdings
                                                            filed a voluntary petition for organization
                                                            under Chapter 11 of the U.S. Bankruptcy Code
                                                            due to its asbestos-related claims. She was
                                                            Assistant Treasurer of Joseph E. Seagram &
                                                            Sons, Inc., a global beverage and entertainment
                                                            company for more than five years until February
                                                            1998.

                          Roger J. Cope                     Mr. Cope has been Senior Vice President--Sales
                                                            and Commercial Director--Europe of ISP and most
                                                            of its subsidiaries since July 1999 and was a
                                                            director of one of its subsidiaries from June
                                                            2001 until September 2002. He was Senior Vice
                                                            President, Pharmaceutical, Agricultural and
                                                            Beverage Group of ISP and some of its
                                                            subsidiaries from July 1998 to July 1999 and
                                                            Vice President, Asia-Pacific Region of the same
                                                            corporations from March 1997 to July 1998. Mr.
                                                            Cope is a citizen of the United Kingdom.

                          Neal E. Murphy                    Mr. Murphy has been Senior Vice President and
                                                            Chief Financial Officer of ISP and its
                                                            subsidiaries since February 2002 and a director
                                                            of one of its subsidiaries since February 2002.
                                                            Prior to joining ISP, he was President of PQ
                                                            Europe, a global developer and producer of
                                                            silica-based specialty chemicals, inorganic
                                                            chemicals and performance particles from August
                                                            1999 to September 2001 and Vice President and
                                                            Chief Financial Officer of PQ Corporation, the
                                                            parent of PQ Europe, from May 1995 until July
                                                            1999.

                          Stephen R. Olsen                  Mr. Olsen has been Senior Vice President--Marketing
                                                            and Corporate Development of ISP and some of
                                                            its subsidiaries since June 2002. He was Senior
                                                            Vice President--Corporate Development and
                                                            Strategy of ISP and some of its subsidiaries,
                                                            from September 2000 until June 2002 and was a
                                                            director of some of its subsidiaries from June
                                                            2001 until September 2002. He was President and
                                                            Chief Operating Officer of LL Building Products
                                                            Inc., one of BMCA's subsidiaries, from June
                                                            1999 to September 2000. He was Vice President,
                                                            Corporate Development and Vice President and
                                                            General Manager, Accessories and Specialty
                                                            Products, of BMCA from May 1997 to October
                                                            1998.

                          Steven E. Post                    Mr. Post has been Senior Vice President--Operations
                                                            for Specialty Chemicals of ISP since June 2001
                                                            and was a director of one of its subsidiaries
                                                            from June 2001 until September 2002. He has
                                                            been President of ISP Alginates Inc. since
                                                            October 1999. He was employed as President of
                                                            Monsanto Company's Kelco Alginates division
                                                            from January 1999 to October 1999. He served as
                                                            Vice President and General Manager, Alginates
                                                            of Monsanto Company from December 1997 to
                                                            January 1999.

                          Lawrence Grenner                  Mr. Grenner has been Senior Vice President--R&D,
                                                            Latin America of ISP since May 2002. He was
                                                            previously Senior Vice President--Marketing and
                                                            Product Development of ISP and some of its
                                                            subsidiaries from June 2000 until May 2002. He
                                                            was Vice President and Business Unit Director,
                                                            Skin Care of ISP and some of its subsidiaries
                                                            from January 1999 to June 2000 and Vice
                                                            President, Marketing-Personal Care of ISP and
                                                            some of its subsidiaries from January 1997 to
                                                            January 1999.
                          To the knowledge of ISP, during the last five years, none of the foregoing directors or executive officers has been convicted in a criminal proceeding
                          (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violations of such laws.

                          DIRECTORS AND EXECUTIVE OFFICERS OF ISPH. Mr. Heyman is the sole beneficial owner of ISPH common stock. The table below sets forth for each of the executive officers of ISPH their respective present principal occupation or employment, their principal address, the name and principal business of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such executive officer.

                                                            PRESENT PRINCIPAL OCCUPATION
                                                            OR EMPLOYMENT AND MATERIAL
                                                            POSITIONS HELD DURING THE PAST
                          NAME                              FIVE YEARS
                          --------------------------        -----------------------------------------------
                          Samuel J. Heyman                  Mr. Heyman is a director of ISPH. Please also
                                                            see "Directors and Officers of ISP."

                          Sunil Kumar                       Mr. Kumar is President, Chief Executive Officer
                                                            and a director of ISPH. Please also see
                                                            "Directors and Officers of ISP."

                                                            PRESENT PRINCIPAL OCCUPATION
                                                            OR EMPLOYMENT AND MATERIAL
                                                            POSITIONS HELD DURING THE PAST
                          NAME                              FIVE YEARS
                          --------------------------        --------------------------------------------------
                          Richard A. Weinberg               Mr. Weinberg is an Executive Vice President,
                                                            General Counsel and Secretary of ISPH. Please
                                                            also see "Directors and Officers of ISP."

                          Susan B. Yoss                     Ms. Yoss is the Executive Vice President--Finance
                                                            and Treasurer of ISPH. Please also see
                                                            "Directors and Officers of ISP."
                          To the knowledge of ISPH, during the last five years, none of the foregoing directors or executive officers has been convicted in a criminal proceeding
                          (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violations of such laws.

ITEM 4.                   TERMS OF THE TRANSACTION

Regulation M-A
Item 1004

            (a) (1)       TENDER OFFERS. Not applicable.

            (a) (2) (i)   TRANSACTION DESCRIPTION. The information set forth in
                          the Proxy Statement under the caption "Summary Term
                          Sheet" is incorporated herein by reference.

            (a) (2) (ii)  CONSIDERATION. The information set forth in the Proxy
                          Statement under the captions "Summary Term Sheet - What You Will Be Entitled to Receive in The Merger," "Summary Term Sheet - Our Position as to the Fairness of the Merger," "Special Factors - Recommendation of the Special Committee," "Special Factors - Recommendations of our Board of Directors," "Special Factors - Special Committee's Position as to Fairness of the Merger," "Special Factors - Mr. Heyman and ISPH's Positions as to the Fairness of the Merger" and "The Merger - Payment of Merger Consideration and Surrender of Stock Certificates" is incorporated herein by reference.

            (a) (2) (iii) REASONS FOR TRANSACTION. The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Recommendation of Special Committee and our Board of Directors," "Summary Term Sheet - Our Position as to the Fairness of the Merger," "Summary Term Sheet - Mr. Heyman and ISPH's Position as to the Fairness of the Merger," "Special Factors - Recommendation of the Special Committee," "Special Factors - Recommendations of our Board of Directors," "Special Factors - Special Committee's Position as to Fairness of the Merger," "Special Factors - Mr. Heyman and ISPH's Positions as to the Fairness of the Merger" and "Special Factors - Reasons for the Merger; Purpose and Structure of the Merger" is incorporated herein by reference.

            (a) (2) (iv)  VOTE REQUIRED FOR APPROVAL. The information set forth in the Proxy Statement under the captions "Summary Term Sheet - The Special Meeting," "Summary Term Sheet
                          - The Merger Agreement," "The Special Meeting - Voting Rights; Vote Required for Approval" and "The Merger - Merger Agreement" is incorporated herein by reference.

            (a) (2) (v)   DIFFERENCES IN THE RIGHTS OF SECURITY HOLDERS. The
                          information set forth in the Proxy Statement under the captions "Summary Term Sheet - What You Will Be
                          Entitled to Receive in the Merger," "Special Factors -
                          Effects of the Merger; Plans or Proposals After the
                          Merger" and "The Merger - Payment of Merger
                          Consideration and Surrender of Stock Certificates" is incorporated herein by reference.

            (a) (2) (vi)  ACCOUNTING TREATMENT. The information set forth in
                          Proxy Statements under the caption "The Merger - Accounting Treatment" is incorporated herein by reference.

            (a) (2) (vii) INCOME TAX CONSEQUENCES. The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Material U.S. Federal Income Tax Consequences" and "Special Factors - Material U.S. Federal Income Tax Consequences of the Merger to our Stockholders" is incorporated herein by reference.

           (c) DIFFERENT TERMS. The information set forth in the Proxy Statement under the captions "Summary Term Sheet
                          - What You Will Be Entitled to Receive in the Merger" and "The Merger - Payment of Merger Consideration and Surrender of Stock Certificates" is incorporated herein by reference.

            (d) APPRAISAL RIGHTS. The information set forth in the Proxy Statement under the captions "Summary Term Sheet
                          - Appraisal Rights " and "The Merger - Appraisal Rights" is incorporated herein by reference.

            (e)           PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. None.

            (f)           ELIGIBILITY FOR LISTING OR TRADING. Not applicable.

ITEM 5.                   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND
                          AGREEMENTS

Regulation M-A
Item 1005

            (a) (1) TRANSACTIONS WITH ISP. The information set forth in the Proxy Statement under the captions "Special Factors - Specified Relationships between ISP and Mr. Heyman" and "Other Matters - Transactions in Capital Stock by Certain Persons" is incorporated herein by reference.

            (a) (2) TRANSACTIONS WITH OFFICERS, DIRECTORS AND AFFILIATES OF ISP. The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Interests of Directors and Executive Officers in the Merger," and "Special Factors - Interests of Directors and Executive Officers in the Merger," "Other Matters
                          - Transactions in Capital Stock by Certain Persons" and "Other Matters - Certain Transactions" is incorporated herein by reference.

            (b) - (c)     SIGNIFICANT CORPORATE EVENTS; NEGOTIATIONS OR
                          CONTRACTS. The information set forth in the Proxy
                          Statement under the captions "Special Factors -
                          Background of the Merger," "Special Factors -
                          Interests of Directors and Executive Officers in the Merger" and "Other Matters - Certain Transactions" is incorporated herein by reference.

            (e)           AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES.
                          The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Interests of Directors and Executive Officers in the Merger," "Special Factors - Background of the Merger," "Special Factors - Interests of Directors and Executive Officers in the Merger," "The Special Meeting - Voting Rights; Vote Required for Approval" and "Other Matters
                          - Certain Transactions" is incorporated herein by reference. The information set forth in Exhibits
                          (d)(1) and (d)(2) is incorporated herein by reference.

ITEM 6.                   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Regulation M-A
Item 1006

            (b) USE OF SECURITIES ACQUIRED. The information set forth in the Proxy Statement under the captions "Special Factors - Reasons for the Merger; Purpose and Structure of the Merger" and "Special Factors - Effects of the Merger; Plans or Proposals After the Merger" is incorporated herein by reference.

            (c) (1 -(8)   PLANS. The information set forth in the Proxy
                          Statement under the captions "Summary Term Sheet - The
                          Merger," "Summary Term Sheet - Interests of Directors and Executive Officers in the Merger," "Summary Term
                          Sheet - The Merger Agreement," "Special Factors -
                          Background of the Merger," "Special Factors - Effects of the Merger; Plans or Proposals After the Merger,"
                          "Special Factors - Interests of Directors and
                          Executive Officers in the Merger" and "Other Matters -
                          Certain Transactions" is incorporated herein by reference.

ITEM 7.                   PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Regulation M-A
Item 1013 (a)             PURPOSES. The information set forth in the Proxy
                          Statement under the captions "Special Factors -
                          Recommendations of the Special Committee," "Special
                          Factors - Recommendations of our Board of Directors,"
                          "Special Factors - Background of the Merger" and
                          "Special Factors - Reasons for the Merger; Purpose and
                          Structure of the Merger" is incorporated herein by reference.

            (b) ALTERNATIVES. The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Merger," "Special Factors - Recommendations of the Special Committee," "Special Factors - Recommendations of our Board of Directors" and "Special Factors - Reasons for the Merger; Purpose and Structure of the Merger" is incorporated herein by reference.

            (c) REASONS. The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Opinion of Lehman Brothers Inc.," "Summary Term Sheet
                          - Our Position as to the Fairness of the Merger," "Summary Term Sheet - Mr. Heyman and ISPH's Position as to the Fairness of the Merger," "Special Factors - Background of the Merger," "Special Factors - Special Committee's Position as to Fairness of the Merger," "Special Factors - Mr. Heyman and ISPH's Positions as to the Fairness of the Merger," "Special Factors - Opinion of Lehman Brothers" and "Special Factors - Reasons for the Merger; Purpose and Structure of the Merger" is incorporated herein by reference.

            (d) EFFECTS. The information set forth in the Proxy Statement under the captions "Summary Term Sheet - What You Will Be Entitled to Receive in the Merger," "Summary Term Sheet - Opinion of Lehman Brothers Inc.," "Summary Term Sheet - Interests of Directors and Executive Officers in the Merger," "Summary Term Sheet - Material U.S. Federal Income Tax Consequences," "Summary Term Sheet - Appraisal Rights," "Special Factors - Background of the Merger," "Special Factors - Opinion of Lehman Brothers," "Special Factors - Reasons for the Merger; Purpose and Structure of the Merger," "Special Factors - Effects of the Merger; Plans or Proposals After the Merger," "Special Factors - Material U.S. Federal Income Tax Consequences of the Merger to our Stockholders," "Special Factors - Litigation," "The Merger - Payment of Merger Consideration and Surrender of Stock Certificates," "The Merger - Appraisal Rights" and "The Merger - The Merger Agreement" is incorporated herein by reference.

ITEM 8.                     FAIRNESS OF THE TRANSACTION

Regulation M-A
Item 1014

            (a) - (b)     FAIRNESS; FACTORS CONSIDERED IN DETERMINING FAIRNESS.
                          The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Recommendations of the Special Committee and our Board of Directors,"
                          "Summary Term Sheet - Opinion of Lehman Brothers
                          Inc.," "Summary Term Sheet - Our Position as to the
                          Fairness of the Merger," "Summary Term Sheet - Mr.
                          Heyman and ISPH's Position as to the Fairness of the Merger," "Special Factors - Background of the Merger,"
                          "Special Factors - Recommendations of the Special
                          Committee," "Special Factors - Recommendations of our
                          Board of Directors," "Special Factors - Special
                          Committee's Position as to Fairness of the Merger,"
                          "Special Factors - Mr. Heyman and ISPH's Positions as to the Fairness of the Merger," "Special Factors -
                          Opinion of Lehman Brothers," "Special Factors - ISP's
                          Forecasts" and "Special Factors - Reasons for the
                          Merger; Purpose and Structure of the Merger" is incorporated herein by reference.

            (c) APPROVAL OF SECURITY HOLDERS. The information set forth in the Proxy Statement under the captions "Summary Term Sheet - The Special Meeting," "Summary Term Sheet - The Merger Agreement," "Special Factors - Mr. Heyman and ISPH's Positions as to the Fairness of the Merger," "The Special Meeting - Voting Rights; Vote Required for Approval" and "The Merger - The Merger Agreement" is incorporated herein by reference.

            (d) UNAFFILIATED REPRESENTATIVE. The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Recommendations of the Special Committee and our Board of Directors," "Summary Term Sheet - Our Position as to the Fairness of the Merger," "Summary Term Sheet - Mr. Heyman and ISPH's Position as to the Fairness of the Merger," "Special Factors - Background of the Merger," "Special Factors - Recommendation of the Special Committee," "Special Factors - Recommendations of our Board of Directors," "Special Factors - Special Committee's Position as to Fairness of the Merger," "Special Factors - Mr. Heyman and ISPH's Positions as to Fairness of the Merger" and "Special Factors - Reasons for the Merger; Purpose and Structure of the Merger" is incorporated herein by reference.

            (e) APPROVAL OF DIRECTORS. The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Recommendations of the Special Committee and our Board of Directors," "Summary Term Sheet - Our Position as to the Fairness of the Merger," "Summary Term Sheet - Mr. Heyman and ISPH's Position as to the Fairness of the Merger," "Special Factors - Background of the Merger," "Special Factors - Recommendations of the Special Committee," "Special Factors - Recommendations of our Board of Directors" and "Special Factors - Mr. Heyman and ISPH's Positions as to the Fairness of Merger" is incorporated herein by reference.

            (f)           OTHER OFFERS. Not applicable.

ITEM 9.                   REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Regulation M-A
Item 1015

            (a) - (c)     REPORT, OPINION OR APPRAISAL; PREPARER AND SUMMARY OF
                          THE REPORT, OPINION OR APPRAISAL; AVAILABILITY OF
                          DOCUMENTS. The information set forth in the Proxy
                          Statement under the captions "Summary Term Sheet -
                          Opinion of Lehman Brothers Inc.," "Summary Term Sheet
                          - Our Position as to the Fairness of the Merger,"
                          "Special Factors - Background of the Merger," "Special
                          Factors - Opinion of Lehman Brothers," "Special
                          Factors -Special Committee's Position as to Fairness of the Merger," "Special Factors - Mr. Heyman and
                          ISPH's Positions as to the Fairness of the Merger,"
                          "Special Factors - ISP's Forecasts" and "Special
                          Factors - Mr. Heyman and ISPH's Positions as to the
                          Fairness of the Merger," is incorporated herein by reference. The full text of the written opinion of Lehman Brothers Inc., dated November 8, 2002, is attached to the Proxy Statement as Annex B thereto and is incorporated herein by reference. The written materials presented by Lehman Brothers Inc. to the ISP
                          Special Committee on November 6, 2002 are set forth as Exhibits (c)(2) through (c)(6) hereto and are incorporated herein by reference.

ITEM 10.                  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Regulation M-A
Item 1007

            (a) - (d)     SOURCE OF FUNDS; CONDITIONS; EXPENSES; BORROWED FUNDS.
                          The information set forth in the Proxy Statement under the captions "The Merger - Fees and Expenses of the Merger" and "The Merger - Financing of the Merger" is incorporated herein by reference.

ITEM 11.                  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Regulation M-A
Item 1008

            (a) SECURITIES OWNERSHIP. The information set forth in the Proxy Statement under the captions "Summary Term Sheet
                          - Interests of Directors and Executive Officers in the Merger," "Special Factors - Background of the Merger," "Special Factors - Interests of Directors and Executive Officers in the Merger," "The Special Meeting - Voting Rights; Vote Required for Approval" and "Other Matters - Security Ownership of Specified Beneficial Owners and Management" is incorporated herein by reference.

            (b) (1) -(5)  SECURITIES TRANSACTIONS. The information set forth in the Proxy Statement under the caption "Other Matters - Transactions in Capital Stock by Certain Persons" is incorporated herein by reference.

ITEM 12.                  THE SOLICITATION OR RECOMMENDATIONS

Regulation M-A
Item 1012

            (d) INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION. The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Interests of Directors and Executive Officers in the Merger," "Special Factors - Interests of Directors and Executive Officers in the Merger" "Special Factors - Specified Relationships Between ISP and Mr. Heyman" and "The Special Meeting - Voting Rights; Vote Required for Approval" is incorporated herein by reference.

            (e) RECOMMENDATIONS OF OTHERS. The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Recommendations of the Special Committee and our Board of Directors," "Summary Term Sheet - Our Position as to the Fairness of the Merger," "Summary Term Sheet - Mr. Heyman and ISPH's Position as to the Fairness of the Merger," "Special Factors - Background of the Merger," "Special Factors - Recommendation of the Special Committee," "Special Factors - Recommendations of our Board of Directors," "Special Factors - Mr. Heyman and ISPH's Positions as to the Fairness of the Merger" and "Special Factors - Reasons for the Merger; Purpose and Structure of the Merger" is incorporated herein by reference.

ITEM 13.                  FINANCIAL STATEMENTS

Regulation M-A
Item 1010

            (a) FINANCIAL INFORMATION. The information set forth in the Proxy Statement under the caption "Summary Term Sheet - Selected Consolidated Financial Data of ISP" is incorporated herein by reference.

            (b)           PRO FORMA INFORMATION. None.

ITEM 14.                  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR
                          USED

Regulation M-A
Item 1009

            (a) - (b)     SOLICITATIONS OR RECOMMENDATIONS; EMPLOYEES AND
                          CORPORATE ASSETS. The information set forth in the Proxy Statement under the captions "Summary Term Sheet
                          - Our Position as to the Fairness of the Merger,"
                          "Summary Term Sheet - Opinion of

                          Lehman Brothers Inc.," "Special Factors - Background of the Merger," "Special Factors - Opinion of Lehman Brothers," "Special Factors - Special Committee's Position as to Fairness of the Merger," "Special Factors - Mr. Heyman and ISPH's Positions as to the Fairness of the Merger," "The Special Meeting - Solicitation of Proxies," "The Merger - Fees and Expenses of the Merger" and "The Merger - Financing of the Merger" is incorporated herein by reference.

ITEM 15.                  ADDITIONAL INFORMATION

Regulation M-A
Item 1011

            (b) OTHER MATERIAL INFORMATION. The information set forth in the Proxy Statement, including all annexes and exhibits thereto, is incorporated herein by reference.

ITEM 16.                  EXHIBITS

Regulation M-A
Item 1016

            (a) Definitive Proxy Statement filed with the Securities and Exchange Commission on November 27, 2002 (incorporated herein by reference to the Definitive Proxy Statement).

            (b)           None.

            (c) (1) Opinion of Lehman Brothers Inc. attached as Annex B to the Definitive Proxy Statement (incorporated herein by reference to the Definitive Proxy Statement).

            (c) (2) Materials presented by Lehman Brothers Inc. to the ISP Special Committee on September 18, 2002.

            (c) (3) Materials presented by Lehman Brothers Inc. to the ISP Special Committee on September 27, 2002 (previously filed).

            (c) (4) Materials presented by Lehman Brothers Inc. to the ISP Special Committee on October 21, 2002 (previously filed).

            (c) (5) Materials presented by Lehman Brothers Inc. to the ISP Special Committee on November 6, 2002 (previously filed).

            (c) (6) Materials presented by Lehman Brothers Inc. to the Board of Directors of ISP on November 8, 2002 (previously filed).

            (d) (1) Agreement and Plan of Merger, dated as of November 8, 2002 by and among ISP and ISPH attached as Annex A to the Definitive Proxy Statement (incorporated herein by reference to the Definitive Proxy Statement).

            (d) (2) Stockholder Voting Agreement, dated November 8, 2002, between ISP and Samuel J. Heyman attached as Annex C to the Definitive Proxy Statement (incorporated herein by reference to the Definitive Proxy Statement).

            (e)           None.

            (f) Section 262 of the General Corporation Law of the State of Delaware attached as Annex D to the Definitive Proxy Statement (incorporated herein by reference to the Definitive Proxy Statement).

            (g)           None.

                                    SIGNATURE

         After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2003

                          INTERNATIONAL SPECIALTY PRODUCTS INC.



                          By:   /s/ SUNIL KUMAR
                                ------------------------------------
                                Name:    Sunil Kumar
                                Title:   President and Chief Executive Officer

                          SAMUEL J. HEYMAN



                                /s/ SAMUEL J. HEYMAN
                                ------------------------------------





                          INTERNATIONAL SPECIALTY PRODUCTS
                          HOLDINGS INC.



                          By:   /s/ SUNIL KUMAR
                                ------------------------------------
                                Name:    Sunil Kumar
                                Title:   President and Chief Executive Officer

                                  EXHIBIT INDEX

EXHIBIT NO.                 DESCRIPTION

(a) Definitive Proxy Statement filed with the Securities and Exchange Commission on November 27, 2002 (incorporated herein by reference to Amendment No. 3 to the Definitive Proxy Statement).

(b)                         None.

(c) (1) Opinion of Lehman Brothers Inc. attached as Annex B to the Definitive Proxy Statement (incorporated herein by reference to the Definitive Proxy Statement).

(c) (2) Materials presented by Lehman Brothers Inc. to the ISP Special Committee on September 18, 2002.

(c) (3) Materials presented by Lehman Brothers Inc. to the ISP Special Committee on September 27, 2002 (previously filed).

(c) (4) Materials presented by Lehman Brothers Inc. to the ISP Special Committee on October 21, 2002 (previously filed).

(c) (5) Materials presented by Lehman Brothers Inc. to the ISP Special Committee on November 6, 2002 (previously filed).

(c) (6) Materials presented by Lehman Brothers Inc. to the Board of Directors of ISP on November 8, 2002 (previously filed).

(d) (1) Agreement and Plan of Merger, dated as of November 8, 2002 by and among ISP and ISPH attached as Annex A to the Definitive Proxy Statement (incorporated herein by reference to the Definitive Proxy Statement).

(d) (2) Stockholder Voting Agreement, dated November 8, 2002, between ISP and Samuel J. Heyman attached as Annex C to the Definitive Proxy Statement (incorporated herein by reference to the Definitive Proxy Statement).

(e)                         None.

(f) Section 262 of the General Corporation Law of the State of Delaware attached as Annex D to the Definitive Proxy Statement (incorporated herein by reference to the Definitive Proxy Statement).

(g)                         None.